EXHIBIT 99.12

The board of directors appointed the chairman as CEO

Date of events: 2016/06/27

Contents:

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO, CSO, etc.),financial officer, accounting officer, research and development officer, or internal audit officer):CEO

2.Date of occurrence of the change:2016/06/27

3.Name, title, and resume of the replaced person: Lih-Shyng Tasi, Chairman and CEO of Chungwa Telecom; Ph. D. in Material Science and Engineering Cornell University, Ithaca.

4.Name, title, and resume of the replacement:Lih-Shyng Tasi, Chairman and CEO of Chungwa Telecom; Ph. D. in Material Science and Engineering Cornell University, Ithaca.

5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ): tenure expired and new appointment

6.Reason for the change: Resolution of the Board

7.Effective date:2016/06/27

8.Any other matters that need to be specified:None